Mail Stop 3010

September 22, 2009

Mr. Kenneth R. Howe
Vice President, Finance and Secretary
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

  Re: **Agree Realty Corporation**
       Form 10-K for the year ended December 31, 2008, filed March 13,   2009
       Form 10-Q for the quarter ended March 31, 2009, filed May 8, 2009
       Form 10-Q for the quarter ended June 30, 2009, filed August 7, 2009
       File No. 001-12928

Dear Mr. Kenneth Howe:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters, page 17

1.   We note that net income was less than dividends per share in fiscal 2008. Please tell us the source of all funds used to pay distributions during the fiscal year. To the extent that you use funds other than cash from operating activities to fund distributions, please disclose the amounts and the sources in your future filings.

Item 9A - Controls and Procedures, page 27

2.   We note that management identified a material weakness in your internal control over financial reporting. Please tell us why there were no changes in your internal control over financial reporting during the fiscal year to address the material weakness. We also note disclosure in your 10-Q for the quarter ended June 30, 2009, which indicates that there have been no changes in your internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Agree Realty Corporation's Internal Control over Financial Reporting, page 28

3.   We note that your auditors' report includes the definition of Material Weakness that is consistent with PCAOB Auditing Standard No. 2 rather than PCAOB Auditing Standard No. 5 (AS 5) which was effective pursuant to SEC Release No. 34-56152. Please confirm that the conclusions reached by you and your auditors were based upon AS 5 and that you will revise your disclosure in future filings to be consistent with AS 5.

Financial Statements and Notes

4.   We note on page 25 of the Definitive Proxy Statement dated March 26, 2009 that it appears you disclosed a related party transaction with Bodman LLP. Please tell us what consideration you gave to disclosing the transaction in this Form 10-K as required by SFAS 57.

Note 2 – Summary of Significant Accounting Policies

Minority Interest, page F-12

5.   Please describe the conversion features of the OP units, and clarify whether these securities are redeemable at the option of the holder or upon the occurrence of an event that is not solely within your control. Also tell us how you considered EITF Topic D-98.

Exhibit 4.4

6.   The front cover page of the third amended and restated line of credit indicates that the line of credit is in the amount of $50 million. Your disclosure on page 24 discloses the credit line as $55 million. Please tell us the reason for the $5 million difference.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MAY 11, 2009

Long Term Incentive Compensation, page 14

7.   We note that the committee considers several factors, including company performance, individual responsibilities and performance, stock performance, and market factors. Please elaborate on the factors considered, as disclosed on page 14 and provide us with a discussion of each named officer's achievement within the consideration parameters that lead to his/her award.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009

Consolidated Statements of Cash Flows, page 6

8.   Please tell us how your reconciliation of Net Income Attributable to Agree Realty Corporation to cash flows provided by operating activities complies with paragraph 28 of SFAS 95 which requires companies to reconcile from net income.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, page 20

9.   We note that you calculate Funds from Operations (FFO) based on the NAREIT definition which begins with net income in accordance with GAAP. However, it appears that net income as presented in your reconciliation is equal to net income attributable to Agree Realty Corporation. Please tell us how your presentation complies with the NAREIT definition.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3445 or me at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant